UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-138794

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alberto-Culver 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alberto-Culver Company

2525 Armitage Ave.

Melrose Park, IL 60160

ALBERTO-CULVER

401(k) SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

(With Independent Auditors’ Report Thereon)

ALBERTO-CULVER

401(k) SAVINGS PLAN

KPMG LLP 303 East Wacker Drive Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the

Alberto-Culver 40l(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Alberto-Culver 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois

June 28, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value	$55,767,704	48,179,056

Receivables:
Employer contributions	1,619,174	1,345,819
Participant contributions	12,742	21,405

Total receivables	1,631,916	1,367,224

Net assets available for benefits	$57,399,620	49,546,280

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,115,409	1,903,226
Dividends and interest income	3,476,925	313,981
Interest on participant loans	66,152	58,845

Total investment income	5,658,486	2,276,052

Contributions:
Employer	1,619,174	1,345,819
Participant	6,039,871	5,802,940

Total contributions	7,659,045	7,148,759

Total additions	13,317,531	9,424,811

Deductions from net assets attributed to:
Benefits paid to participants	(5,450,608)	(3,265,568)
Administrative fees	(13,583)	(12,078)

Total deductions	(5,464,191)	(3,277,646)

Net increase	7,853,340	6,147,165
Net assets available for benefits at beginning of year	49,546,280	43,399,115

Net assets available for benefits at end of year	$57,399,620	49,546,280

See accompanying notes to financial statements.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Alberto-Culver 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, established on January 1, 1994, is a defined contribution plan available to eligible employees of Alberto-Culver Company (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is the administrator of the Plan. Prudential Bank & Trust Company, FSB (the Trustee) is the trustee of the Plan. Certain affiliates of the Trustee provide record keeping, accounting, custodian, brokerage and investment management services relating to the operation and the assets of the Plan.

(b)	Participation

Employees who are at least 21 years of age may participate in the Plan. On December 31, 2006 and 2005 there were 1,150 and 1,100 participants in or beneficiaries of the Plan, respectively.

(c)	Contributions

Contributions to the Plan are made by both the participant and the Company. Participants may contribute any whole percentage, up to 50% of their eligible compensation, subject to the limitations of the Internal Revenue Code (the Code). Highly compensated participants, as defined by the Code, are subject to more restrictive maximum annual contribution limits. The percentage of compensation contributed may be increased or decreased at the election of the participant any time during the year. Participants may also make a rollover contribution from other qualified plans or rollover IRA.

Company contributions to the Plan are based on a discretionary match credited to eligible participant accounts on an annual basis. For the years ended December 31, 2006 and 2005, the Company matched $0.50 on each pre-tax dollar contributed to the Plan up to the first 6% and 5% of eligible participant compensation for non-collectively bargained participants, respectively.

For the years ended December 31, 2006 and 2005, the Company agreed to match $0.10 of each dollar contributed up to 6% of eligible compensation for collectively bargained employees of the Company belonging to the United States Steelworkers of America – Local 9777 Chapter.

(d)	Participant Accounts

Participant contributions and Company contributions are invested in the Plan’s available investment alternatives (see note l(e)) based upon investment elections of the participant. A participant’s account value depends upon the participant’s investment elections, investment returns, and the amount of Company contributions contributed to his or her account.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Investment Alternatives

Participants may elect to invest their account balances in twenty investment alternatives within eight different asset classes, as well as the Company’s Common Stock Account. The asset classes include: (i) stable value, (ii) fixed income, (iii) balanced, (iv) large capitalization equity, (v) mid capitalization equity, (vi) small capitalization equity, (vii) global equity, and (viii) international equity.

Account balances may be invested in 1% increments in any of the Plan’s available investment alternatives. Participants may reallocate their investments among the available investment alternatives any time during the year. Dividend and interest income received on investments is reinvested in the same funds.

Effective August 1, 2005, a fixed income investment alternative, the Core Plus Bond/PIMCO Fund was added as an investment alternative in the Plan.

Effective August 8, 2005, the Fidelity Advisor Balanced Account was removed from the Plan as an investment option due to the Fidelity Advisor Balanced Account’s inability to meet certain performance criteria established by the Plan’s Investment Policy Statement. Plan assets invested in the Fidelity Advisor Balanced Account were transferred to the Balanced I Fund (sub-advised by Wellington Management) on August 10, 2005.

Effective September 30, 2005, Prudential Retirement Insurance and Annuity Company (PRIAC) replaced John A. Levin & Co. with Aronson + Johnson + Ortiz, LP (AJO) as the investment sub-advisor for the Large Cap Value/John A. Levin & Co. Fund.

Effective June 19, 2006, PRIAC Mellon Equity Associates, LLP (MEA) replaced Perkins, Wolf, McDonnell & Company, LLC as the Fund’s investment sub-advisor creating the Small Cap Value/MEA Fund.

(f)	Vesting and Forfeitures

Participants become fully vested in the Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Years of vesting service	Vested percentage
Less than 1	0%
1 but less than 2	20
2 but less than 3	40
3 but less than 4	60
4 but less than 5	80
5 or more	100

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Participants who are age 65 or over, die, or become permanently disabled are automatically 100% vested in the value of Company matching contributions and related earnings credited to their account.

If a participant terminates employment with the Company, the participant’s nonvested portion of the Company contributions and earnings thereon are forfeited. Forfeited amounts are used to reduce future Company matching contributions to the Plan. For the plan years ended December 31, 2006 and 2005, forfeiture amounts allocated to eligible participants were $50,001 and $18,000, respectively.

The Company will reinstate the forfeited balance to the account of a terminated participant who rejoins the Company before incurring five consecutive one year breaks in service.

(g)	Payment of Benefits

Upon termination of employment, including termination due to disability, death, or retirement, a participant or their beneficiary may elect to receive a lump sum payment of the total value of the vested interest in his or her account. Alternatively, a participant may elect to receive a partial payment, Company common stock (to the extent the participant’s account is invested in Company common stock), a direct rollover, or leave his or her account balance with the Plan.

Actively employed participants who have reached age 59 1/2 may begin receiving payments from the vested interest in his or her account. The Plan also allows participants to make hardship withdrawals (subject to provisions of the Code and the Plan) of some or all of their pretax contributions made to the Plan.

(h)	Participant Loans

A participant may borrow against the vested interest in his or her account for periods of one to five years. In the event the loan is used to purchase a primary residence, up to a ten year period for repayment is allowed. Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in his or her account and bear interest at the prime rate at the time the loan is made. The $50,000 maximum is reduced by the participant’s highest outstanding loan balance(s) from all qualified retirement plans maintained by the Company during the preceding twelve months.

Outstanding participant loans are considered investments of the Plan and repayments of principal and interest are credited to the borrowing participant’s account using his or her current investment election. At December 31, 2006 and 2005, interest rates on outstanding loans ranged from to 5.0% to 10.5%, respectively. At December 31, 2006 and 2005, the number of participants with outstanding loans was 243 and 224, respectively.

(i)	Administrative Expenses

The Trustee and its affiliates charge certain administrative fees which are paid by the Plan. All other Plan-related administrative expenses are paid by the Company.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan are prepared on an accrual basis of accounting.

(b)	Asset Valuation and Income Recognition

Net appreciation and net depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end. Purchases and sales of investments are recorded on the trade date. Interest and dividends are recorded when earned.

The Plan’s investments are stated at fair value. The fair value of the Company common stock is based upon its quoted market price. Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account (excluding the Plan’s stable value investment option, the Principal Preservation Separate Account (PPSA).

The PPSA is an insurance product offered through a group annuity contract with PRIAC which is “evergreen” in nature and has no maturity date. The PPSA provides a constant “open window” for participant directed deposits and withdrawals. As such the contract does not provide for any predetermined schedules of cash flows as there would be for a traditional guaranteed investment contract. The PPSA offers a full guarantee of principal and interest by PRIAC. Assets to support the contractual guarantees are held in a non-unitized commingled separate collateral account of PRIAC. The value of the PPSA is stated at contract value which equals fair value given the specific characteristics of the product. Interest crediting rates for the PPSA are declared by PRIAC in advance and guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The interest crediting rates are not based on the performance of the collateral account. For the years ended December 31, 2006 and 2005, the average yield and crediting interest rates were approximately 4.00% and 3.25%, respectively.

Participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of investments are recorded on the trade date. The carrying value of receivables approximates fair value given their short term maturity.

(c)	Payment of Benefits

Benefit payments to participants are recorded upon distribution from the Plan.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and related disclosures. Actual results could differ from those estimates.

(f)	Risks and Uncertainties

The Plan invests in various forms of investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investments, it is possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investment Information

The fair values of investment fund balances that represent 5% or more of the Plan’s net assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Principal Preservation Separate Account	$13,199,787	11,711,999
Dryden S&P 500 Index Fund	6,256,857	5,425,863
Balanced I Fund (Sub-advised by Wellington Management)	4,346,619	3,103,014
Large Cap Growth/Turner Investment Partners Fund	3,936,105	3,519,929
Fidelity Advisor Equity Growth Account	3,813,981	3,685,506
Oppenheimer Global Fund	3,163,502	2,572,326
International Equity/Julius Baer Fund	3,029,086	*
Company Common Stock Account	*	4,721,895

*	Investment does not exceed 5% of the Plan’s net assets

During the Plan years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2006	2005
Pooled Separate Accounts	$4,332,001	2,243,667
Company Common Stock Account*	(2,214,041)	(340,441)
Sally Beauty Common Stock Account**	(2,551)	—

Net appreciation in fair value	$2,115,409	1,903,226

*	The depreciation in the value of the Company Common Stock Account for the year ended December 31, 2006 is impacted by the separation transaction described in Note 4. The special cash dividend of $2,299,305 and the allocation of Sally Beauty Holdings, Inc. shares of $724,509, both of which are recorded as dividend income in the Statement of Changes in Net Assets Available for Benefits, reduced the fair value of the Company Common Stock Account. Offsetting the impact of the separation transaction was appreciation in the value of the Company Common Stock Account of $809,773.
**	Represents depreciation in value from November 16, 2006 (the separation transaction date – see Note 4) through December 31, 2006.

(4)	Related-party Transactions

PRIAC provides record keeping, investment management and custodian services for the Plan. Prudential Investment Management Services LLC (PIMS) provides brokerage services relating to transactions involving the Company’s common stock held by the Plan.

ALBERTO-CULVER

401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

PRIAC and PIMS are affiliates of the Trustee, which are subsidiaries of Prudential Financial, Inc; therefore, these transactions qualify as party-in-interest transactions. Fees for the above services are paid by the Plan as a reduction of the yield earned on the Plan’s investments.

The Company, as plan administrator, is a party-in-interest. Party-in-interest investments held by the Plan included 108,110 shares and 103,211 shares of the Company’s common stock at December 31, 2006 and 2005, respectively, with a fair value of $2,318,957 and $4,721,895, respectively. Dividend income earned on the Company’s common stock was $2,335,808 and $48,167 for the years ended December 31, 2006 and 2005, respectively.

On November 16, 2006, the Company separated its consumer products business and its Sally/BSG beauty supply distribution business into two separate publicly-traded companies. As part of the transaction, participant account balances invested in Company common stock as of this date received the following for every share of Company common stock held: a $25 per share special cash dividend, one share of the new consumer products business (Alberto-Culver Company) and one share of the new Sally/BSG beauty supply distribution business (Sally Beauty Holdings, Inc.). The special cash dividend was invested in the Plan’s Principal Preservation Separate Account. Shares of Alberto-Culver Company received from the transaction remained invested in the Company Common Stock Account. Shares of Sally Beauty Holdings, Inc. received from the transaction were placed in the new Sally Beauty Common Stock Account and will remain there until a participant reallocates the investment of that portion of their account to the Plan’s other available investment alternatives participants are not permitted to direct new investments into shares of the Sally Beauty Common Stock Account.

(5)	Plan Termination

It is the intent of the Company that the Plan continues into the future; however, the Company reserves the right to terminate the Plan. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan.

(6)	Tax Status

The Company adopted a Prototype Standardized Profit Sharing Plan with a cash or deferral arrangement which received a favorable opinion letter from the Internal Revenue Service, dated July 28, 2004, which stated that the form of the Plan and related trust are designed in accordance with applicable sections of the Code. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the Plan qualifies under Section 401(a) of the Code and is exempt from tax under Section 501(a) of the Code. Furthermore, the plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

(7)	Subsequent Events

Effective February 1, 2007, the Fidelity Advisor Equity Growth Account was no longer offered as an investment option due to its inability to meet certain performance criteria established by the Plan’s Investment Policy Statement. As a result, the Fidelity Advisor Equity Growth Account assets were transferred to the Large Cap Growth/Turner Investment Partners Fund on January 31, 2007.

Supplemental Schedule

ALBERTO-CULVER

401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par value, or number of shares	Number of shares/units	Current value
* Prudential Retirement Insurance and Annuity Company	Principal Preservation Separate Account	1,186,510 Units	$13,199,787
* Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	74,801 Units	6,256,857
* Prudential Retirement Insurance and Annuity Company	Balanced I Fund (Sub-advised by Wellington Management)	84,898 Units	4,346,619
* Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Partners Fund	297,951 Units	3,936,105
* Prudential Retirement Insurance and Annuity Company	Fidelity Advisor Equity Growth Account	43.963 Units	3,813,981
* Prudential Retirement Insurance and Annuity Company	Oppenheimer Global Fund	38,479 Units	3,163,502
* Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	121,540 Units	3,029,086
* Alberto-Culver Company	Company Common Stock Account	108,110 Shares	2,318,957
* Prudential Retirement Insurance and Annuity Company	Small Cap Growth/Times Square Fund	77,380 Units	1,857,199
* Prudential Retirement Insurance and Annuity Company	Lifetime 40 Fund	103,601 Units	1,747,079
* Prudential Retirement Insurance and Annuity Company	Small Cap Value/MEA Fund	61,886 Units	1,686,588
* Prudential Retirement Insurance and Annuity Company	Lifetime 30 Fund	83,442 Units	1,439,785
* Prudential Retirement Insurance and Annuity Company	Mid Cap Blend/New Amsterdam Partners Fund	78,492 Units	1,311,047
* Prudential Retirement Insurance and Annuity Company	Lifetime 50 Fund	71,516 Units	1,197,862
* Prudential Retirement Insurance and Annuity Company	Lifetime 20 Fund	67,413 Units	1,173,971
* Prudential Retirement Insurance and Annuity Company	Large Cap Value/AJO Fund	54,420 Units	1,079,896
* Prudential Retirement Insurance and Annuity Company	Mid Cap Value (Sub-advised by Wellington Management)	47,911 Units	1,043,633
* Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	61,713 Units	756,170
Sally Beauty Holdings, Inc	Sally Beauty Common Stock Account	87,238 Shares	680,453
* Prudential Retirement Insurance and Annuity Company	Lifetime 60 Fund	27,747 Units	453,457
* Prudential Retirement Insurance and Annuity Company	Core Plus Bond/PIMCO Fund	19,648 Units	244,016
Participant loans	Loans to participants, bearing interest from 5.0% to 10.5% with varying maturities through 2015	—	1,031,654

			$55,767,704

*	Represents a party-in-interest.

See accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

ALBERTO-CULVER 401(k) SAVINGS PLAN

By:	/s/ Ralph J. Nicoletti
Alberto-Culver Company, Senior Vice President and Chief Financial Officer as Plan Administrator

Dated: June 28, 2007